Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

The Toronto-Dominion Bank
Toronto Dominion Centre
P.O. Box 1
Toronto, Ontario  M5K 1A2

2.	Date of Material Change

November 20, 2008

3.	News Release

TD Bank Financial Group (TDBFG) issued a press release on November 20, 2008 through the facilities of CNW Group.

4.	Summary of Material Change

Please refer to the attached press release dated November 20, 2008.

5.1	Full Description of Material Change

Please refer to the attached press release dated November 20, 2008.

5.2	Disclosure for Restructuring Transactions

Not applicable

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information please contact Christopher A. Montague, Executive Vice President and General Counsel at (416) 308-6963.

      9.              Date of Report

November 24, 2008

TD Bank Financial Group provides update on fourth quarter results including credit trading loss and release of litigation reserve related to Enron
TDBFG expects to achieve $4 billion milestone for retail earnings for 2008

TORONTO, November 20, 2008 - TD Bank Financial Group (TDBFG) announced today that it expects to report the following results for its fourth quarter ended October 31, 2008:

•	Diluted earnings per share on a reported basis (GAAP) of $1.22
•	Diluted earnings per share on an adjusted basis of $0.79
•	Credit trading losses of approximately $350 million (after-tax) for the quarter in Wholesale Banking, leading to a net loss of $228 million on an adjusted basis for that segment
•	A net loss in the Corporate segment of $153 million on an adjusted basis for the fourth quarter
•	Net earnings of $1,046 million in retail segments on an adjusted basis for the fourth quarter, achieving a milestone in retail adjusted earnings of $4 billion for fiscal 2008
•	Tier 1 capital ratio of 9.8%

Three significant items have impacted TDBFG’s expected earnings, prompting a decision to pre-release these fourth quarter results. A conference call will be held by TDBFG executives this morning to discuss these items. Details of the call are below.

The first significant item relates to the credit trading business in TDBFG’s Wholesale Banking segment. As previously disclosed, due to global liquidity issues, the widening in the pricing relationship between asset and credit protection markets (basis) has negatively impacted credit trading-related revenues for the first three quarters of 2008. The dramatic absence of liquidity in global credit markets in September and October has produced an unprecedented widening of the basis, causing larger losses in Wholesale Banking in the fourth quarter.

To address this continuing deterioration TDBFG has refocused its credit trading business, including continuing to reduce this book of business in an orderly fashion, and, accordingly, it has reclassified certain trading financial assets into the available-for-sale category during the quarter. The assets will be managed with the goal of recapturing the value over time as markets stabilize.  As the reclassification was made effective August 1, 2008 in accordance with recent amendments to the accounting rules for financial assets announced by the Canadian accounting standard setters, the losses for the quarter do not include any mark-to-market changes in the fair values of the reclassified assets.

“TD’s strategic positioning in wholesale banking has helped us avoid most of the problems that have hurt banks around the world. That being said, it’s not been possible to completely avoid the unprecedented global liquidity crisis of the last few months,” said Ed Clark, President and CEO, TDBFG. “This has meant that despite holding what we consider quality assets, assets which continue to perform, we’re in a position of having to take some mark-to-market losses,” noted Clark.

TDBFG’s Corporate segment will record a net loss of $153 million on an adjusted basis for fourth quarter, compared to our normal loss of approximately $40 million. The higher loss was largely due to illiquid markets which contributed to losses on securitization and negative carry on some of the investments held in TDBFG, where we chose consciously to have lower yielding, safer investments given uncertain times.

“While I’m disappointed by these losses, our shareholders can rest assured that they are invested in a premium banking model, one that’s built on a solid foundation of retail businesses in Canada and the U.S. and franchise wholesale operations.” Clark said. “We told TD shareholders we’d deliver close to $4 billion in retail earnings in 2008, and we fully expect to achieve this - a powerful testament to the strength of our businesses when you consider how this extraordinary year has unfolded.”

TDBFG also announced that the third significant item relates to a contingent litigation reserve TDBFG has held for Enron-related claims. In light of the recent favourable evolution of case law in similar securities class actions, the bank re-evaluated the reserve during the quarter and is releasing a substantial part of it. As a result, TDBFG has recorded a positive adjustment of $323 million on an after-tax basis ($477 million on a before-tax basis).

“We remain a well-capitalized bank, conservatively positioned with over 90% of our earnings coming from retail businesses.  Our focus on building powerful franchises, the unwavering dedication of our employees to serve their customers and clients and our strategic positioning will allow us to manage through these exceptionally turbulent times,” added Clark.

TDBFG will release its fourth quarter and fiscal 2008 results on December 4, 2008. Details of this release are provided below.

Items of Note for the Quarter

Net earnings of $642 million for the Bank on an adjusted basis for the fourth quarter (79 cents diluted earnings per share) is before the following items of note that are expected to be included in the Bank’s GAAP results for the quarter:

- A gain of $323 million after tax (40 cents per share) resulting from the reversal of a substantial part of the Enron litigation reserve
- A gain of $118 million after tax (15 cents per share) due to the change in the fair values of derivatives hedging the reclassified available-for-sale debt securities portfolio
- Restructuring and integration charges of $25 million after tax (3 cents per share), relating to the acquisition of Commerce
- Amortization of intangibles of $126 million after tax (16 cents per share)
- A gain of $59 million after tax (7 cents per share) due to the change in fair value of credit default swaps hedging the corporate loan book

The net loss in the Corporate segment of $153 million on an adjusted basis for the fourth quarter is before these items of note except for the item of note concerning the restructuring and integration charges, which is excluded from the earnings of $1,046 million in retail segments on an adjusted basis for the fourth quarter.

Conference Call and Webcast - November 20, 2008
The call will be webcast live via TD's website at 10:30 a.m. ET and is expected to last about 30 minutes. The presentation material referenced during the call will be available on the TDBFG website at www.td.com/investor/current.jsp on November 20, 2008, by approximately 9:15 a.m. ET. A listen-only telephone line is available at 416-915-5648 or 1-800-731-5774 (toll free).

The webcast and presentations will be archived at www.td.com/investor/calendar_arch.jsp. Replay of the teleconference will be available from 1:00 p.m. ET on November 20, 2008, until December 20, 2008, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 21289917#.

Conference Call and Webcast - December 4, 2008
Financial results for the fourth quarter and fiscal 2008 will be issued in a press release at approximately 7:30 a.m. ET. The call will be webcast live via TDBFG's website at 3:00 p.m. ET and is expected to last about 60 minutes. The call and webcast will feature presentations by TDBFG executives on the bank's financial results for the fourth quarter and fiscal 2008, followed by a question-and-answer-period with analysts.

The presentation material referenced during the call will be available on the TDBFG website at www.td.com/investor/earnings.jsp on December 4, 2008, by approximately 12:00 p.m. ET. A listen-only telephone line is available at 416-644-3425 or 1-800-732-6179 (toll free).

The webcast and presentations will be archived at www.td.com/investor/calendar_arch.jsp. Replay of the teleconference will be available from 6:00 p.m. ET on December 4, 2008, until January 5, 2009, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 21289136#.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$509 billion in assets as of July 31, 2008. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

For more information, please contact:
Tim Thompson
Investor Relations
TD Bank Financial Group
416-308-9030

Simon Townsend
Corporate Communications
TD Bank Financial Group
416-944-7161

Caution Regarding Forward Looking Statements and Additional Information

This release contains forward-looking statements made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the outlook for the Bank’s businesses and the Bank’s anticipated financial results and capital position and are identified by words such as “will” and “expect”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies (including future accounting changes) and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of the Bank’s 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements as they may not be suitable for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

The Bank’s financial results are prepared in accordance with GAAP. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from GAAP results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. Adjusted results are different from results determined in accordance with GAAP and adjusted results and related terms used in this report are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers. For more information, see “How the Bank Reports” in the Bank’s reports to shareholders.